UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2004

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ through ________________

COMMISSION FILE NUMBER: 1-5424

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

Comair Savings and Investment Plan
Cincinnati/Northern Kentucky International Airport
Cincinnati, Ohio 45275

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Delta Air Lines, Inc.
Hartsfield International Airport
Atlanta, Georgia 30320

Comair Savings and
Investment Plan

Financial Statements as of
December 31, 2004 and 2003, and for the Year
Ended December 31, 2004, and Supplemental
Schedule as of December 31, 2004, and
Report of Independent Registered Public
Accounting Firm

COMAIR SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2004	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE:	8
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2004	9
NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[Letterhead of Deloitte & Touche LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Comair Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Comair Savings and Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 24, 2005

COMAIR SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Investments:
Collective fund	$46,750,654	$40,094,180
Mutual funds	113,044,795	86,034,528
Participant loan fund	6,570,552	5,878,674
Corporate stock—common	8,712,412	12,439,768

Total investments	175,078,413	144,447,150

Receivables:
Employer contributions	10,376,930	8,647,286
Pending investment transactions	849,953	71,678

Total receivables	11,226,883	8,718,964

Total assets	186,305,296	153,166,114

LIABILITIES—
Payables for securities purchased	(850,276)	(169,928)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$185,455,020	$152,996,186

See notes to financial statements.

COMAIR SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$5,804,578
Interest income	345,411
Dividend income	2,685,632
Contributions:
Participant	15,695,575
Employer—net of forfeitures	14,324,998

Total additions	38,856,193

DEDUCTIONS—
Distributions to participants	(6,397,359)

Total deductions	(6,397,359)

INCREASE IN NET ASSETS	32,458,834

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	152,996,186

End of year	$185,455,020

See notes to financial statements.

COMAIR SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF THE YEAR ENDED DECEMBER 31, 2004 AND 2003

1.	PLAN DESCRIPTION

The following description of the Comair Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering all employees who have one year of service. Comair Holdings, LLC (the “Company”) (which became a LLC on January 1, 2004 and was renamed Comair Holdings, LLC) administrates the Plan. Mellon Bank serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions—Under the Plan, participating employees of the Company and certain of its wholly-owned subsidiaries may defer up to 15% of their compensation, as defined in the Plan. Beginning September 2004, participating employees of the Company and certain of its wholly-owned subsidiaries may defer up to 50% of their compensation, as defined in the Plan. The Company makes a matching contribution equal to 50% of each participant’s before-tax contribution for the first 5% of the compensation deferred by all employees. Eligible participants also receive an annual retirement plan contribution into their Retirement Plan Contribution Account based on vested years of service with the Company and annual earnings, as defined by the Plan. Participants direct the investment of both participant and Company contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of participant forfeitures and Plan earnings, and charged with withdrawals, as applicable, and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions as well as the Company contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds, an investment contract collective fund and Delta Air Lines, Inc. common stock as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest 100% in the Company matching contributions after two years of service. Participants vest 100% in their Retirement Plan Contribution Account after five years of service. Participant forfeitures are used to reduce Company matching contributions. Forfeitures were $59,153 in the year ended December 31, 2004.

Participant Loans—The Plan provides for borrowings by participants, subject to certain limitations, using their vested account balance as collateral. The maximum loan amount available to an eligible participant is the lesser of $50,000 or 50% of the vested and non-forfeitable portion of the participant’s account balance. Loans must be repaid within five years except that any loan used to acquire a dwelling must be repaid within fifteen years. Loans outstanding at December 31, 2004 and 2003 bear a fixed rate of interest at the prime rate plus one percent at the time of borrowing.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant receives a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan provides various investment instruments, including mutual funds and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, including common stock of Delta Air Lines, Inc., it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Delta’s financial performance continued to deteriorate during 2004, the fourth consecutive year it reported substantial losses. Delta also reported a substantial loss for the March 2005 quarter. In addition, Delta’s unrestricted cash and cash equivalents and short-term investments have declined significantly since January 1, 2004. These results underscore Delta’s urgent need to make fundamental changes in the way it does business.

In 2004, Delta announced its transformation plan, which is intended to appropriately align Delta’s cost structure with the revenue it can generate and to enable Delta to compete with low-cost carriers. Historically high aircraft fuel prices are, however, masking the progress Delta is making under its transformation plan. Accordingly, Delta believes that actions in addition to those contemplated by its transformation plan are essential if Delta is to achieve its goals.

Delta has significant obligations due in 2005 and thereafter. Delta’s ability to fund its obligations and maintain adequate liquidity will depend on a number of factors not within its control, including the level of aircraft fuel prices and passenger mile yield. If Delta is not successful in further reducing its operating expenses and continues to experience significant losses, or if Delta’s cash and cash equivalents and short-term investments otherwise decline to an unacceptably low level, Delta would need to seek to restructure under Chapter 11 of the U.S. Bankruptcy Code. A restructuring under Chapter 11 of the U.S. Bankruptcy Code may be particularly difficult for Delta because it pledged substantially all of its remaining unencumbered collateral in connection with transactions it completed in the December 2004 quarter as a part of its out-of-court restructuring.

These matters raised substantial doubt about Delta’s ability to continue as a going concern. At this time Delta cannot determine the effect, if any, that its financial condition will have on the Plan. Accordingly, the accompanying financial statements do not include any adjustments that might be necessary should Delta be unable to continue as a going concern.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value except for the common/collective trust fund, which is valued at the underlying investments fair or contract value (Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected.  Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation in fair value of investments for such investments.

Administrative Expenses of the Plan—Administrative expenses of the Plan may be paid by the Plan. However, the Company paid all expenses incurred during the year ended December 31, 2004, and, accordingly, the accompanying statement of changes in net assets available for plan benefits does not include such expenses.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	INVESTMENTS

Investments which are greater than 5% of Plan Assets at December 31, 2004 and December 31, 2003 consist of the following:

	2004	2003

Capital Preservation Fund, 46,750,934 and 39,993,173 shares, respectively	$46,748,934	$39,993,173
Janus Overseas Fund, 527,933 and 565,532 shares, respectively	12,807,655	11,683,881
Franklin Small Cap Growth Fund, 480,511 and 452,129
shares, respectively	16,414,243	13,663,339
Dreyfus Laurel Funds S&P 500 Stock Index Fund,
843,419 and 740,033 shares, respectively	21,203,561	17,124,360
Dreyfus Appreciation Fund, 508,015 and 447,005
shares, respectively	19,655,118	16,601,777
Dreyfus Premier New Leaders Fund, 480,511 and 307,136
shares, respectively	12,849,092	12,872,053
Delta Air Lines, Inc. Common Stock, 1,164,761 and 1,053,325
shares, respectively	*	12,439,768

* Less than 5% of the Plan's net assets

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

Common stock	$(4,691,252)
Mutual funds	10,495,830

Net appreciation of investments	$5,804,578

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Plan’s trustee, Dreyfus Investment Services. The Plan also invests in the common stock of Delta Air Lines, Inc. Delta Air Lines, Inc. is the parent company of the Company. These transactions qualify as party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 15, 2002, that the Plan and related Trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Company’s management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	SUBSEQUENT EVENT

On April 1, 2005, the Plan was amended to change participation rules. Prior to April 2005, employees were not eligible to participate until they reached one year of service. Effective April 2005, the Plan allows new employees to participate immediately upon hiring. The Company contribution will continue to begin after one year of service.

******

SUPPLEMENTAL SCHEDULE

COMAIR SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issuer, Borrower,	Description of Investment Including Maturity Date,	Current
Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Value

	COMMON/COLLECTIVE TRUST FUND:
LaSalle National Trust, N.A.	Capital Preservation Fund	$46,748,934
LaSalle National Trust, N.A.	TBC Pooled Employee Funds—daily liquidity	1,721

	Total common/collective trust fund	46,750,654

	MUTUAL FUNDS:
*Dreyfus	Dreyfus Laurel Funds S&P 500 Stock Index Fund	21,203,561
*Dreyfus	Dreyfus Appreciation Fund	19,655,118
*Dreyfus	Dreyfus Premier New Leaders Fund	12,849,092
*Dreyfus	Dreyfus Short-Intermediate Government Fund	1,302,740
*Dreyfus	Dreyfus Premier Balanced Fund	1,258,840
Franklin	Franklin Small Cap Growth Fund	16,414,243
Harris	Oakmark Balanced Fund	6,853,130
Harris	Oakmark International Fund	1,782,469
Janus	Janus Overseas Fund	12,807,655
Loomis Sayles	Loomis Sayles Small Cap Value Fund	4,855,145
Lord Abbet	Lord Abbett Mid-Cap Value Fund	8,326,546
PIMCO	PIMCO Total Return Fund	5,736,256

	Total registered investment companies	113,044,795

	COMMON STOCK, Corporate—
*Delta Air Lines, Inc.	Delta Air Lines, Inc. Common Stock	8,712,412

	PARTICIPANT LOANS—
*Participant Loans	Interest at 5% to 10.5%, maturing January 2005 to January 2020	6,570,552

		$175,078,413

* Indicates a Party-in-interest to the plan

SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMAIR HOLDINGS, INC. SAVINGS AND INVESTMENT PLAN

/s/ Don Bornhorst By: Don Bornhorst Plan Administrative Committee Member

Date: June 28, 2005

EXHIBIT INDEX

Exhibit 23	Consent of Deloitte & Touche LLP